UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-13922

SUNCOR ENERGY INC.

(formerly PETRO-CANADA)

(Exact name of registrant as specified in its charter)

112 – 4th Avenue S.W.

Box 38

Calgary, Alberta

Canada T2P 2V5

(403) 269-8100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares

5% Senior Notes due 2014

9 1/4% Debentures Due 2021

7 7/8% Debentures Due 2026

7% Debentures Due 2028

4% Senior Notes Due 2013

5.35% Senior Notes Due 2033

5.95% Senior Notes Due 2035

6.05% Senior Notes Due 2018

6.80% Senior Notes Due 2038

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Shares – 0 holders

5% Senior Notes due 2014 – 14 holders

9 1/4% Debentures Due 2021 – 11 holders

7 7/8% Debentures Due 2026 – 9 holders

7% Debentures Due 2028 – 10 holders

4% Senior Notes Due 2013 – 20 holders

5.35% Senior Notes Due 2033 – 8 holders

5.95% Senior Notes Due 2035 – 11 holders

6.05% Senior Notes Due 2018 – 21 holders

6.80% Senior Notes Due 2038 – 15 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Suncor Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SUNCOR ENERGY INC.

Date:	August 13, 2009	By:	/s/ Arlene Strom
			Name:	Arlene Strom
			Title:	Assistant Corporate Secretary